Paris, France — June 15, 2001

SODEXHO ALLIANCE COMPLETES SUCCESSFUL TENDER OFFER
FOR SODEXHO MARRIOTT SERVICES SHARES

Sodexho Alliance (PARIS-EXHO) announced today the successful completion of its tender offer for the publicly held shares of common stock of Sodexho Marriott Services (NYSE-SDH) for $ 32.00 per share in cash.

The offer expired at midnight New York time on June 14, 2001. Based on preliminary information, 29,430,504 shares (including 506,499 shares tendered pursuant to Notices of Guaranteed Delivery) of the approximately 33.9 million publicly traded shares of Sodexho Marriott Services common stock were tendered by the expiration date. SMS Acquisition Corp., a Sodexho Alliance subsidiary through which the tender offer was made, has accepted for payment all validly tendered shares and expects to make payment promptly.

The tendered shares, together with the Sodexho Marriott Services shares already owned by Sodexho Alliance, represent more than 90% of Sodexho Marriott Services outstanding common stock.

Sodexho Alliance and Sodexho Marriott Services will now complete the transaction by merging SMS Acquisition Corp. with Sodexho Marriott Services. Sodexho Marriott Services will then become a wholly owned subsidiary of Sodexho Alliance. As part of the merger, each of the remaining Sodexho Marriott Services shares, other than shares for which appraisal rights have been demanded, will be converted into $ 32.00 in cash, without interest. Completion of the merger is expected in about a week.

Contact Relations Investisseurs : Jean-Jacques Vironda
Tél: + 33 (1) 30 85 29 39 — Fax: + 33 (1) 30 85 51 81 — E-mail: vironda.jeanjacques@sodexho-alliance.fr
Contact Relations presse: Jérôme Chambin —
Tél: +33 (1) 30 85 74 18 — Fax: + 33 (1) 30 85 52 32 — E-mail: chambin.jerome@sodexho-alliance.fr

B.P. 100 - 78883 Saint-Quentin-Yvelines Cedex - France - Tél.: +33 1 30 85 72 14 -Fax : +33 1 30 85 50 75 - Internet : http://www.sodexho.com